As filed with the Securities and Exchange Commission on May 31, 2005

                                                  Registration No.
===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              -------------------

                          WaveRider Communications Inc.
             (Exact name of registrant as specified in its charter)

              Nevada                                            33-30264030
   (State or other jurisdiction                              (I.R.S. employer
 of incorporation or organization)                        identification number)

                          255 Consumers Road, Suite 500
                         Toronto, Ontario Canada M2J 1R4
                                 (416) 502-3200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                              T. SCOTT WORTHINGTON
                   Vice President and Chief Financial Officer
                          WaveRider Communications Inc.
                          255 Consumers Road, Suite 500
                         Toronto, Ontario Canada M2J 1R4
            Phone No.: (416) 502-3200 / Facsimile No.: (416) 502-2968
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   Copies to:
                             DAVID A. BROADWIN, ESQ.
                                 Foley Hoag LLP
                              155 Seaport Boulevard
                           Boston, Massachusetts 02210
                 (617) 832-1000 / Facsimile No.: (617) 832-7000
                              -------------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              -------------------
                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                 Proposed          Proposed
                                                                 Maximum            Maximum          Amount of
     Title of Each Class of Securities       Amount to be     Offering Price       Aggregate        Registration
             to be Registered               Registered (1)     Per Share(2)    Offering Price(2)       Fee(2)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share... 15,055,798 (3)        $0.075          $1,129,185            $143.07
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  4,918,982 (4)        $0.075           $368,924               46.74
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  3,842,251 (5)        $0.075           $288,169               36.51
--------------------------------------------------------------------------------------------------------------------
                                                                                            Total       $226.32
====================================================================================================================

1) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the selling security holders to prevent dilution resulting from stock splits, stock dividends, or similar transactions pursuant to the terms of our convertible debentures and Series T common stock purchase warrants.

2) The maximum offering price has been estimated solely for the purpose of determining our registration fee pursuant to Rule 457(c) as the average of the high and low sales prices of our common stock on May 26, 2005, as quoted on the OTC Bulletin Board by the National Association of Securities Dealers, Inc., of $$0.08 and $0.07, respectively..
3) Represents shares of common stock issuable upon conversion of convertible debentures issued on April 23, 2004. The conversion price used to calculate the number of shares being registered is $0.0558. The conversion price of the notes is also subject to adjustment[s] in the event the market price of our shares of common stock declines below $0.06. If the number of shares issuable upon conversion of the notes exceeds the registered amount, we will not rely on Rule 416 to cover the additional shares, but will instead file a new registration statement.
4) Represents shares of common stock issuable upon conversion of certain convertible debentures, issued on November 12, 2004. The conversion price used to calculate the number of shares being registered is $0.054. The conversion price of the notes is also subject to adjustment[s] in the event the market price of our shares of common stock declines below $0.06. If the number of shares issuable upon conversion of the notes exceeds the registered amount, we will not rely on Rule 416 to cover the additional shares, but will instead file a new registration statement.
5) Represents shares of common stock issuable upon conversion of certain convertible debentures issued on November 12, 2004 plus an additional 50% of common stock which we are required to register for resale (the number of shares of common stock representing this additional 50% represents our good faith estimate of the number of shares that may become issuable in the future as a result of conversion price adjustments). The conversion price used to calculate the number of shares being registered is $0.054. The conversion price of the notes is also subject to adjustment[s] in the event the market price of our shares of common stock declines below $0.06. If the number of shares issuable upon conversion of the notes exceeds the registered amount, we will not rely on Rule 416 to cover the additional shares, but will instead file a new registration statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

On May 13, 2004, we filed a registration statement on Form SB-2 (SEC File # 333-115481) covering the resale by the selling stockholders named therein of 1,465,517 shares issuable upon conversion of the notes issued on April 23, 2004. That registration statement was declared effective May 28, 2004. As of May 27,2005, the number of shares of common stock issuable upon conversion of the notes exceeds the amount registered. On November 24, 2004, we filed a registration statement on Form SB-2 (SEC File # 333-120785) covering the resale by the selling stockholders named therein of 7,451,277 shares issuable upon conversion of the notes issued on April 23, 2004 and 2,786,276 shares issuable upon conversion of the notes issued on November 12, 2004. That registration statement was declared effective February 8, 2005. As of May 27,2005, the number of shares of common stock issuable upon conversion of the notes exceeds the amount registered.

As a result, we are filing a new registration statement to cover the resale of these additional shares in accordance with the terms of the Registration Rights Agreements dated April 23, 2004 and November 12, 2004.

                                   PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                          WaveRider Communications Inc.

                        23,817,031 Shares of Common Stock


The selling security holders are offering up to 23,817,031 shares of our common stock consisting of:

o 8,761,233 shares of our common stock issuable upon conversion of our outstanding convertible debentures in an aggregate principal amount of $403,946 having an initial set maximum conversion price of $0.286 per share that were sold in a private placement transaction completed November 12, 2004;

o 15,055,798 shares of our common stock issuable upon conversion of our outstanding convertible debentures in an aggregate principal amount of $962,500 having a current set maximum conversion price of $0.286 per share that were sold in a private placement transaction completed April 23, 2004;

The conversion price of any convertible debentures submitted for conversion is subject to adjustment if the closing price per share of our common stock for each the 20 consecutive trading days before a conversion date is below $0.3432 per share. In such a case, upon notice of conversion, we have the option of issuing shares of our common stock or paying cash equal to 120% of the principal amount being converted. The number of shares to be issued for the convertible debentures sold on November 12, 2004 is based on a conversion price equal to 90% of the average of the lowest three closing prices during such 20 day period. The number of shares to be issued for the convertible debentures sold on April 23, 2004 is based on a conversion price equal to 93% of the average of the lowest three closing prices during such 20 day period.

The selling stockholders may sell the common stock being offered pursuant to this prospectus from time to time (directly or through agents or dealers) on terms to be determined at the time of sale. The prices at which the selling stockholders may sell their shares may be determined by the prevailing market price for the shares or in negotiated transactions.

The selling stockholders will receive all of the proceeds from the sales made under this prospectus. Accordingly, we will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is traded over-the-counter on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "WAVR.OB." On May 26, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $0.07 per share.

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended. Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.


A copy of our annual report on Form 10-KSB for the year ended December 31, 2004, and a copy of our quarterly report on Form 10-QSB for the quarter ended March 31, 2005, accompany this prospectus.

The mailing address, the telephone and facsimile numbers of our executive offices is:

                          WaveRider Communications Inc.
         255 Consumers Road, Suite 500, Toronto, Ontario, Canada M2J 1R4
           Telephone No.: (416) 502-3200 Facsimile No.: (416) 502-2968

         Investing in our common stock involves a high degree of risk. Please consider carefully the Risk Factors beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


Subject to completion, the date of this prospectus is May 31, 2005.

         You should rely only on the information contained in this document, incorporated by reference herein or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

                                TABLE OF CONTENTS

                                                                          Page


FORWARD-LOOKING STATEMENTS..................................................2
RISK FACTORS................................................................5
AVAILABLE INFORMATION......................................................10
INCORPORATION BY REFERENCE.................................................10
USE OF PROCEEDS............................................................11
SELLING SECURITY HOLDERS...................................................11
PLAN OF DISTRIBUTION.......................................................14
DESCRIPTION OF SECURITIES..................................................15
LEGAL MATTERS..............................................................17
EXPERTS ...................................................................17
DISCLOSURE OF COMMISSION POSITION ON
    INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.........................17



                           FORWARD-LOOKING STATEMENTS

       Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

                               PROSPECTUS SUMMARY

         This summary highlights material information contained elsewhere in this prospectus but does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus and the matters discussed in "Risk Factors" beginning on page 5.

                                  THE OFFERING

         The selling stockholders are offering up to 23,817,031 shares of our common stock consisting of 8,761,233 shares of our common to be issued upon conversion of our outstanding convertible debentures in an aggregate principal amount of $403,946 having an initial set maximum conversion price of $0.286 per share that were sold in a private placement transaction completed November 12, 2004; and 15,055,798 shares of our common stock issuable upon conversion of our outstanding convertible debentures in an aggregate principal amount of $962,500 having a current set maximum conversion price of $0.286 per share that were sold in a private placement transaction completed April 23, 2004, as follows:


Issuer:                         WaveRider Communications Inc.

Securities Offered:             23,817,031 shares of  common stock.

OTC Symbol:                     WAVR.OB

Use Of Proceeds:                We will not  receive  any of the  proceeds
                                from the sale by any selling stockholder of the common stock.

Offering Price :                To be determined by the prevailing market price
                                for the shares at the time of the sale or in negotiated transactions.

Risk Factors:                   The securities offered hereby involve a high
                                degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment. See page 5 for a discussion of these risk factors.

Common Stock Outstanding        25,015,478  as of May 27, 2005


         The selling stockholders acquired the securities covered by this registration statement in connection with the following transactions.

                        APRIL 24, 2004 PRIVATE PLACEMENT

         We issued convertible debentures on April 23, 2004 in the aggregate principal amount of $2,125,000, of which $962,500 is currently outstanding. The convertible debentures mature on April 23, 2007 if not converted to shares of common stock prior to that date. We have the right, under certain terms and conditions, at our discretion, to redeem the entire principal amount of the debenture outstanding at a cash price equal to 120% of the principal amount outstanding.

         The initial set maximum conversion price of the debentures issued on April 23, 2004 was $2.175 per share and was reset to the current set maximum conversion price of $0.286 on November 12, 2004. However, the conversion price of these convertible debentures is subject to adjustment if the closing price per share of our common stock for each of the 20 consecutive trading days before a conversion date is below $0.3432 per share. In such a case, upon notice of conversion, we have the option of paying cash equal to 120% of the principal amount being converted or issuing shares of our common stock based on a conversion price equal to 93% of the average of the lowest three closing prices during such 20 day period. If we choose to pay cash, the conversion price of the convertible debentures will not be adjusted.

         On May 13, 2004, we filed a registration statement on Form SB-2 (SEC File # 333-115481) covering the resale by the selling stockholders named therein of 1,465,517 shares issuable upon conversion of the notes issued on April 23, 2004. That registration statement was declared effective May 28, 2004. On November 24, 2004, we filed a registration statement on Form SB-2 (SEC File # 333-120785) covering the resale by the selling stockholders named therein of an additional 7,451,277 shares issuable upon conversion of the notes issued on April 23, 2004. That registration statement was declared effective February 8, 2005. As of May 27, 2005, the number of shares of common stock issuable upon conversion of the notes exceeds the amount registered. As a result, we are filing a new registration statement to cover the resale of these additional shares in accordance with the terms of the Registration Rights Agreement dated April 23, 2004.

                       NOVEMBER 12, 2004 PRIVATE PLACEMENT

         We issued convertible debentures on November 12, 2004 in the aggregate principal amount of $531,250, of which $403,946 is currently outstanding. The convertible debentures mature on November 12, 2007 if not converted to shares of common stock prior to that date. We have the right, under certain terms and conditions, at our discretion, to redeem the entire principal amount of the debentures outstanding at a cash price equal to 120% of the principal amount outstanding.

         The initial set maximum conversion price of the debentures issued on November 12, 2004 is $0.286 per share. However, the conversion price of these convertible debentures is subject to adjustment if the closing price per share of our common stock for each of the 20 consecutive trading days before a conversion date is below $0.3432 per share. In such a case, upon notice of conversion, we have the option of paying cash equal to 120% of the principal amount being converted or issuing shares of our common stock based on a conversion price equal to 90% of the average of the lowest three closing prices during such 20 day period. If we choose to pay cash, the conversion price of the convertible debentures will not be adjusted.

         On November 24, 2004, we filed a registration statement on Form SB-2 (SEC File # 333-120785) covering the resale by the selling stockholders named therein of 2,786,276 shares issuable upon conversion of the notes issued on November 12, 2004. That registration statement was declared effective February 8, 2005. As of May 27, 2005, the number of shares of common stock issuable upon conversion of the notes exceeds the amount registered. As a result, we are filing a new registration statement to cover the resale of these additional shares in accordance with the terms of the Registration Rights Agreement dated November 12, 2004.

                                  RISK FACTORS

       An investment in us involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of their entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

                RISKS RELATED TO WAVERIDER'S FINANCIAL CONDITION

We have a history of losses, and our future profitability is uncertain.

We have experienced significant operating losses every year since incorporation. We incurred a net loss of $726,683 for the three months ended March 31, 2005 (2004 - $1,578,550) and reported an accumulated deficit at that date of $95,289,651 (2004 - $89,840,849).We expect to continue to incur losses for 2005 in part due to the ongoing non-cash financing expenses that we will incur over the coming year.

There can be no assurance that we will ever generate an overall profit from our products or that we will ever reach profitability on a sustained basis.

We have a going concern qualification in the report issued by our independent registered public accounting firm, which may make capital raising more difficult and may require us to scale back, cease operations or seek protection under the bankruptcy laws, putting investors' funds at risk.

Our independent registered public accounting firm have added an explanatory paragraph to their audit report issued in connection with the financial statements for the period ended December 31, 2004, relative to our ability to continue as a going concern. We have experienced significant operating losses every year since incorporation and have an accumulated deficit of $95,289,651 as of March 31, 2005, which raises substantial doubt about our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Accordingly, there is substantial doubt about our ability to continue as a going concern. There can be no assurance that we will able to obtain funding from external source when needed. If we continue to experience operating losses, we may be required to scale back, cease operations or seek protection under the bankruptcy laws; in which event we believes it is unlikely that our common stock will have any value.

We may be required to indemnify one of the selling security holders for costs resulting from a violation of Section 5 of the Securities Act of 1933.

Following the original filing of our registration statement on Form SB-2 (SEC File # 333-120785) and prior to it being declared effective by the Securities and Exchange Commission, between January 4, 2005 and January 20, 2005, one of the selling security holders sold 250,000 shares of our common stock in a series of transactions through the Over the Counter Bulletin Board to one or more purchasers. Since these sales were made prior to the registration statement being declared effective, they were in violation of Section 5 of the Securities Act of 1933.

Since the sales were in violation of Section 5 of the Securities Act of 1933, the purchasers, who purchased these shares, may choose to take action against the selling stockholder. In such case, the purchasers would have a number of remedies available to them, including the right to rescind the purchase of the shares. The Securities Act generally requires that any claim brought for a violation of Section 5 be brought within one year of the violation.

Under the terms of our securities purchase agreement with Crescent International Ltd. and Palisades Master Fund L.P., we would be required to indemnify the selling stockholder for any damages resulting from the rescission of these sales. If all of the purchasers demanded rescission of their investments within that one-year period, the selling stockholder may be obligated to refund the total purchase price plus interest of up to $67,799, and we may be obligated to indemnify the selling stockholder for up to that amount in connection with such rescission offering.

                     RISKS RELATED TO INVESTING IN WAVERIDER

Our stockholders may suffer dilution if we issue substantial shares of our common stock: o upon conversion of convertible debentures; and o upon exercise of the outstanding warrants and options.

We are obligated to issue a substantial number of shares of common stock upon the conversion of our convertible debentures and exercise of our outstanding warrants and options. The price, which we may receive for the shares of common stock, that are issuable upon conversion or exercise of such securities, may be less than the market price of the common stock at the time of such conversions or exercise. Should a significant number of these securities be exercised or converted, the resulting increase in the amount of the common stock in the public market could have a substantial dilutive effect on our outstanding common stock.

There is an inverse relationship between our stock price and the number of shares issuable upon conversion or our convertible debentures . That is, as our stock price declines, we would be required to issue a greater number of shares upon conversion of these notes. The conversion price is based on the then-existing market price. This inverse relationship is demonstrated by the table set forth below, which shows the number of shares to be issued upon conversion of the notes at a recent price of $0.06 on May 24, 2005 per share and 25%, 50% and 75% discounts to that recent price.

--------------------------- -------------- ---------- -------------- ---------- ------------- ----------- -------------
 Date of private offering                     25%       Number of       50 %     Number of      75%         Number of
of convertible securities      Amount      discount     shares at    discount    shares at    discount     shares at
                             outstanding     price      25% disc.      price     50% disc.      price      75% disc.
--------------------------- -------------- ---------- -------------- ---------- ------------- ----------- -------------
April 23, 2004                $962,500      $0.04185     22,998,805   $0.0279     34,498,207   $0.01395     68,996,415
--------------------------- -------------- ---------- -------------- ---------- ------------- ----------- -------------
November 12, 2004             $403,946      $0.0405       9,973,975   $0.027      14,960,962   $0.0135      29,921,925
--------------------------- -------------- ---------- -------------- ---------- ------------- ----------- -------------

The conversion and exercise of all of the aforementioned securities or the issuance of new shares of common stock may also adversely affect the terms under which we could obtain additional equity capital.

We have limited intellectual property protection, and there is risk that our competitors will be able to appropriate our technology.

Our ability to compete depends to a significant extent on our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others. We regard our technology as proprietary. We have no issued patents, nor do we have any registered copyrights with respect to our intellectual property rights. We rely on employee and third party non-disclosure agreements and on the legal principles restricting the unauthorized disclosure and use of trade secrets. Despite our precautions, it might be possible for a third party to copy or otherwise obtain our technology, and use it without authorization. Although we intend to defend our intellectual property, we cannot assure you that the steps we have taken or that we may take in the future will be sufficient to prevent misappropriation or unauthorized use of our technology. In addition, there can be no assurance that foreign intellectual property laws will protect our intellectual property rights. There is no assurance that patent application or copyright registration that have been or may be filed will be granted, or that any issued patent or copyrights will not be challenged, invalidated or circumvented. There is no assurance that the rights granted under patents that may be issued or copyrights that may be registered will provide sufficient protection to our intellectual property rights. Moreover, we cannot assure you that our competitors will not independently develop technologies similar, or even superior, to our technology.

Use of our products is subordinated to other uses, and there is risk that our customers may have to limit or discontinue the use of our products.

License-free operation of our products in certain radio frequency bands is subordinated to certain licensed and unlicensed uses of these bands. This subordination means that our products must not cause harmful interference to other equipment operating in the band, and must accept potential interference from any of such other equipment. If our equipment is unable to operate without any such harmful interference, or is unable to accept interference caused by others, our customers could be required to cease operations in some or all of these bands in the locations affected by the harmful interference. As well, in the event these bands become unacceptably crowded, and no additional frequencies are allocated to unlicensed use, our business could be adversely affected.

Currently, our products are designed to operate in frequency bands for which licenses are not required in the United States, Canada and other countries that we view as our potential market. Extensive regulation of the data communications industry by U.S. or foreign governments and, in particular, imposing license requirements in the frequency bands of our products could materially and adversely affect us through the effect on our customers and potential customers. Continued license-free operation will depend upon the continuation of existing U.S., Canadian and such other countries' government policies and, while no planned policy changes have been announced or are expected, this cannot be assured.

We may be subject to product liability claims and we lack product liability insurance.

We face an inherent risk of exposure to product liability claims in the event that the products designed and sold by us contain errors, "bugs" or defects. There can be no assurance that we will avoid significant product liability exposure. We do not currently have product liability insurance and there can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all. Further, there can be no assurance that such insurance, if obtained, would be adequate to cover potential product liability claims, or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect our business, financial condition and results of operations.

We depend upon third party manufacturers and there is risk that, if these suppliers become unavailable for any reason, we may for an unknown period of time have no product to sell.

We depend upon a limited number of third party manufacturers to make our products. If our suppliers are not able to manufacture for us for any reason, we would, for an unknown period of time, have difficulty finding alternate sources of supply. Inability to obtain manufacturing capacity would have a material adverse effect on our business, financial condition and results of operations.

                 RISK RELATED TO THE DATA COMMUNICATION INDUSTRY

Competition in the data communication industry is intense, and there is uncertainty that, given our new technology and limited resources, that we will be able to succeed.

Although our products are based on a wireless technology, we compete not only against companies that base their products on wireless technology, but also against companies that base their products on hard-wired technology (wire or fiber optic cable). There can be no assurance that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition. Competition is based on the design and quality of the products, product performance, price and service, with the relative importance of such factors varying among products and markets. Competition in the various markets we serve comes from companies of various sizes many of which are larger and have greater financial and other resources than we do and, thus, can withstand adverse economic or market conditions better than we can.

Our future operating results are subject to a number of risks, including our ability or inability to implement our strategic plan, to attract qualified personnel and to raise sufficient financing as required. Inability of our management to guide growth effectively, including implementing appropriate systems, procedures and controls, could have a material adverse effect on our business, financial condition and operating results.

The data communication industry is in a state of rapid technological change, and we may not be able to keep up.

We may be unable to keep up with technological advances in the data communications industry. As a result, our products may become obsolete or unattractive. The data communications industry is characterized by rapid technological change. In addition to frequent improvements of existing technology, there is frequent introduction of new technologies leading to more complex and powerful products. Keeping up with these changes requires significant management, technological and financial resources. As a small company, we do not have the management, technological and financial resources that larger companies in our industry may have. There can be no assurance that we will be able or successful in enhancing our existing products, or in developing, manufacturing and marketing new products. An inability to do so would adversely affect our business, financial condition and results of operations.

        RISKS RELATED TO INVESTING IN LOW PRICED AND ILLIQUID SECURITIES

Our common stock now trades on the less well recognized Over the Counter Bulletin Board which could limit liquidity.

As a result of our common stock being delisted from the Nasdaq National Market in April of 2002, we have a less liquid market for our common stock than had existed. As a result, our shares may be more difficult to sell because potentially smaller quantities of shares could be bought and sold, transactions could be delayed and security analyst and news coverage of our company may be reduced. These factors could result in lower prices and larger spreads in the bids and ask prices for our shares.

Our common stock is subject to the penny stock rules which means our market liquidity could be adversely affected.

The SEC's regulations define a "penny stock" to be an equity security that has a market price less than $5.00 per share, subject to certain exceptions. These rules impose additional sales practice requirements on broker dealers that sell low-priced securities to persons other than established customers and institutional accredited investors; and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline.

Specifically, the penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws;
(c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC may require by rule or regulation.

In addition, the broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account.

Finally, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These requirements may reduce the potential market for our common stock by reducing the number of potential investors, brokers and traders. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. We cannot predict the extent to which investor interest in our common stock, if any, will lead to an increase in its market price or the development of an active trading market or how liquid that market, if any, might become. P.

The market price of our common stock may be volatile. As a result, you may not be able to sell our common stock in short periods or time or possibly at all

Our stock price has been volatile. During fiscal 2005, the trading price of our common stock ranged from a low price of $0.05 per share to a high price of $0.29 per share. During fiscal 2004, the trading price of our common stock ranged from a low price of $0.23 per share to a high price of $3.35 per share. Many factors may cause the market price of our common stock to fluctuate, including:

         o variations in our quarterly results of operations;
         o the introduction of new products by us or our competitors;
         o acquisitions or strategic alliances involving us or our competitors;
         o future sales of shares of common stock in the public market; and
         o market conditions in our industries and the economy as a whole.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources or otherwise harm our business.

No dividends anticipated.

We intend to retain any future earnings to fund the operation and expansion of our business. We do not anticipate paying cash dividends on our shares in the foreseeable future.

                 RISKS RELATED TO NEW CORPORATE GOVERNANCE RULES

If we fail to maintain effective internal controls, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Our internal controls over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. There can be no assurance that these actions will be effective or timely. However, we will periodically reevaluate the situation, and as necessary, will put in place additional internal staff and controls to prevent a lack of discipline around policies and procedures in our administrative and financial matters.

Failure to establish those controls, or any failure of those controls once established, could adversely impact WaveRider's public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our independent registered public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain. If we fail to comply in a timely manner, our business may suffer and the price of our common stock may decline

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our independent registered public accountant. This requirement will first apply to our annual report for fiscal year ending December 31, 2006. The standards that must be met for management to assess the effectiveness of the internal control over financial reporting are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of the effectiveness of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any required improvements and receiving an attestation of our assessment by our independent registered public accountants. If management cannot assess Waverider's internal control over financial reporting as effective, or our independent registered public accounting firm is unable to issue an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

Our administrative costs and expenses resulting from the new regulations have increased, adversely affecting our financial condition and result of operations

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002 and SEC rules adopted thereunder. These regulations increased our legal and financial compliance and made some activities more difficult, time-consuming and costly. Our expenses will continue to increase as we continue to implement these new regulations.

                              AVAILABLE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

       This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

         o read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

         o obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                           INCORPORATION BY REFERENCE

       The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus:

         o Our annual report on Form 10-KSB for the fiscal year ended December 31, 2004;

         o Our quarterly report on Form 10-QSB for the quarter ended March 31, 2005;

         o Our current report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2005;

         o Our current reports on Form 8-K filed with the Securities and Exchange Commission on March 30, 2005;

         o Our current report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2005; and

         o Our current report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2005.

       Upon a written or oral request, we will provide to you, at no cost, a copy of any or all of such documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to T. Scott Worthington, Vice President and Chief Financial Officer, WaveRider Communications Inc., 255 Consumers Road, Suite 500, Toronto, Ontario, Canada M2J 1R4, Facsimile No. (416) 502-2968 and Telephone No. (416) 502-3200.

                                 USE OF PROCEEDS

       The shares of common stock offered by this prospectus are being offered by the selling security holders. We will not receive any additional proceeds from the sale of shares by the selling security. For information about the selling security holders, see "Selling Security Holders."

       The costs associated with this offering are approximately $20,000.

                            SELLING SECURITY HOLDERS

The following section contains a description of each selling stockholder's relationship to WaveRider and how each selling stockholder acquired the shares to be sold in this offering and table presenting information regarding the selling stockholders.

         Palisades Master Fund L.P. and Crescent International Ltd., each a selling security holder, may acquire the shares of our common stock being registered for resale by Palisades Master Fund L.P. and Crescent International Ltd., respectively, in this registration statement, of which this prospectus is a part:

         o upon conversion of outstanding convertible debentures in the aggregate principal amount of $403,946 that were sold in a private placement transaction completed November 12, 2004; and

         o upon conversion of outstanding convertible debentures in the aggregate principal amount of $962,500 that were sold in a private placement transaction completed April 23, 2004.

       While we are required to register for resale 150% of the securities issuable upon conversion of the convertible debentures Crescent International Ltd. has agreed to waive this requirement for the debentures held by them. We will be required to file a new registration statement, at any time if the remaining number of shares of common stock issuable upon conversion of the convertible debentures exceeds 85% of the number of common stock registered by this registration statement, of which this prospectus is a part.

       GreenLight (Switzerland) S.A., has voting and investment control over our securities held by Crescent International Ltd. Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas. GreenLight is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg. GreenLight serves as the investment manager to Crescent, and as such has been granted investment discretion over investments. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight have delegated authority regarding the portfolio management decisions of Crescent with respect to securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Craw and Brezzi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Craw or Brezzi has any right to receive any dividends from or the proceeds from the sale of, the investments held by Crescent and disclaims beneficial ownership of such investments.

       Palisades Master Fund L.P. has informed us that its investment advisor, PEF Advisors, LLC, has voting and investment control over our securities held by Palisades Master Fund L.P. Currently, Andrew Reckles and Paul Mannion, in their capacity as managers of PEF Advisors have delegated authority regarding the portfolio management decisions of Palisades with respect to securities owned by Palisades. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Reckles and Mannion may be deemed to be the beneficial owners of Common Stock held by Palisades. However, neither of Messrs. Reckles and Mannion has any right to receive any dividends from or the proceeds from the sale of, the investments held by Palisades and disclaims beneficial ownership of such investments.

       We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling security holders described above in order to permit the selling security holders to sell these shares from time to time in the public market or in privately-negotiated transactions.

       We will not receive any portion of the proceeds from the sale of shares of common stock by the selling security holders.

       Based on the information supplied to us by each selling security holder, the following table sets forth certain information regarding the approximate number of shares owned by each selling security holder as of 27, 2005, and as adjusted to reflect the sale by the selling security holders of the shares of common stock offered by this prospectus.

                            Selling security holders

                                              Shares Beneficially Owned                   Shares Beneficially Owned
                                               Prior to Offering (1)(2)    Number of         After Offering(1)(3)
                                              -------------------------     Shares        -------------------------
Name                                              Number    Percent(3)      Offered          Number         Percent
-------------------------------                 ----------  ----------   -------------    --------------    -------
Crescent International Ltd. (4)                 30,822,372    55.41%     19,974,779 (5)   10,847,593 (6)     19.50%
Palisades Master Fund L.P. (7)                   2,983,114    10.65%      2,561,500 (8)      421,614 (9)      1.51%

----------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated, each person possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and convertible securities held by that person that are currently exercisable, or become exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information as to each person has been furnished by such person.
(2) With the exception of shares that could be obtained from the convertible debentures issued in April 2004 to Crescent International Ltd., both Crescent International Ltd. and Palisades Master Fund L.P. including any affiliates, are each contractually prohibited from converting or exercising any security (i) if the beneficial ownership of shares of common stock exceeds 4.999%, or (ii) if and to the extent that such conversion or exercise, as the case may be, would cause the beneficial ownership of shares of common stock to exceed 4.999%. For the convertible debentures issued in April 2004, Crescent International Ltd, including its affiliates, is contractually prohibited from (A) converting the debentures (i) if the beneficial ownership of shares of common stock exceeds 9.999%, or (ii) if and to the extent that such conversion would cause the beneficial ownership of shares of common stock to exceeds 9.999%.
(3) Assumes that all shares of common stock offered in this prospectus will be sold.
(4) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, GreenLight (Switzerland) S.A. and IICG (Bahamas) Limited may be deemed to be beneficial owners of the shares of our common stock held by Crescent International Ltd.

(5) The shares of our common stock being offered on behalf of Crescent International Ltd. consist of: 4,918,981 shares of our common stock issuable upon conversion of the convertible debentures sold on November 12, 2004; 15,055,798 shares of our common stock issuable upon conversion of the convertible debentures sold on April 23, 2004 that are convertible within 60 days of May 27, 2005.
(6) Includes: 212,000 shares of common stock; 7,894,737 shares of common stock issuable upon conversion of convertible debentures purchased on July 14, 2003, of which 2,329,981 are registered on Form S-2, registration number 333-120785; 2,193,306 shares of common stock issuable upon conversion of convertible debentures purchased on April 23, 2004 and registered on Form S-2, registration number 333-120785; and, common stock purchase warrants to purchase 547,550 shares of our common stock that are exercisable within 60 days of May 27, 2005.
(7) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, PEF Advisors, LLC may be deemed to be beneficial owners of the shares of our common stock held by Palisades Master Fund L.P.
(8) The shares of our common stock being offered on behalf of Palisades Master Fund L.P. consist of: 2,561,500 shares of our common stock issuable upon conversion of the convertible debentures sold on November 12, 2004 that are convertible and exercisable within 60 days of May 27, 2005.
(9) Includes common stock purchase warrants to purchase 421,614 shares of our common stock that are exercisable within 60 days of May 27, 2005.

       The selling security holders and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling security holders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling security holders named above.

Maximum Number of Shares Issuable to Crescent International Ltd. and Palisades Master Fund L.P.

       The maximum number of shares of our common stock we may issue to Crescent International Ltd. or Palisades Master Fund L.P. or any affiliates, respectively, pursuant to our agreements with them is dependant in part on the market price for our common stock. Under the terms of our securities purchase agreement with Crescent International Ltd. and Palisades Master Fund L.P., the number of shares to be obtained by each of Crescent International Ltd. and Palisades Master Fund L.P. or any affiliates, respectively, upon exercise of warrants cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by each of them, would result in Crescent International Ltd. or Palisades Master Fund L.P. beneficially owning more than 9.999% or 4.999% shares of common stock, respectively, and upon conversion of the debentures cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by each of them, would result in Crescent International Ltd. or Palisades Master Fund L.P., beneficially owning more than 4.999% shares of common stock, respectively, of our outstanding common stock at any given point in time.

       The provision, in the securities purchase agreement, limiting the number of shares that Crescent International Ltd. or Palisades Master Fund L.P., or their affiliates, can beneficially own can be waived by them upon not less than sixty-one (61) days prior notice to the Company.

Prior Relationships Between Selling Security Holders and Us

       We are not aware of any material relationship between us and any of the selling security holders within the past three years other than as a result of the ownership of the stockholders' shares, and in particular, Crescent International Ltd. purchased shares of our Series D convertible preferred stock in June 2001, each of Crescent International Ltd. and Palisades Master Fund L.P. purchased convertible debentures and received Series R common stock purchase warrants in July 2003, each of Crescent International Ltd. and Palisades Master Fund L.P. purchased convertible debentures and received Series S common stock purchase warrants in April 2004 and each of Crescent International Ltd. and Palisades Master Fund L.P. purchased convertible debentures and received Series T common stock purchase warrants in November 2004. We paid GreenLight (Switzerland) S.A. a fee in connection with the transaction with Crescent International Ltd. and Palisades Master Fund L.P. in November 2004, the transaction with Crescent International Ltd. and Palisades Master Fund L.P. in April 2004, the transaction with Crescent International Ltd. and Palisades Master Fund L.P. in July 2003, and the sale of Series D convertible preferred stock to Crescent International Ltd. in June 2001.

                              PLAN OF DISTRIBUTION

       The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

       o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

       o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

       o an exchange distribution in accordance with the rules of the applicable exchange;

       o      privately negotiated transactions;

       o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

       o      a combination of any such methods of sale; or

       o      any other method permitted pursuant to applicable law.

       The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

       The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling security holders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

       We are required to pay all fees and expenses incurred by us incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

       Because the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. Each of the selling security holders has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

       We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act of 1933 or any other rule of similar effect or
(ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act of 1933 or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

       Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                            DESCRIPTION OF SECURITIES

       Under our articles of incorporation, our authorized capital stock consists of 400,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

       As of May 27, 2005, 25,015,478 shares of our common stock were issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully-paid and non-assessable. Please refer to the description of our common stock contained in the registration statement on Form 8-A filed with the SEC on March 18, 1995, including any amendments or reports filed for the purpose of updating that section which is incorporated by reference into this prospectus.

       Each holder of our common stock has equal ratable rights to dividends from funds legally available therefore, if, as and when declared by our board of directors. The declaration and payment of all dividends, however, is subject to the discretion of our board of directors. In the event of liquidation, dissolution or winding up of our affairs, the holders of our common stock rank junior to the holders, if any, of our Series D preferred stock. Holders of our common stock are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders. The holders of our common stock do not have cumulative voting rights. The holders of our common stock do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto.

Convertible Debentures

       We issued convertible debentures on July 14, 2003 in the aggregate principal amount of $1,600,000, of which $450,000 is currently outstanding, on April 23, 2004 in the aggregate principal amount of $2,125,000, of which $962,500 is currently outstanding and on November 12, 2004 in the aggregate principal amount of $531,250, of which $403,946 is currently outstanding. The initial set maximum conversion price of the debentures issued on July 14, 2003 was $4.318 and was reset to the current set maximum conversion price of $0.286 on November 12, 2004. The initial set maximum conversion price of the debentures issued on April 23, 2004 was $2.175 per share and was reset to the current set maximum conversion price of $0.286 on November 12, 2004. The initial set maximum conversion price of the debentures issued on November 12, 2004 is $0.286 per share. However, the conversion price of these convertible debentures is subject to adjustment if the closing price per share of our common stock for each of the 20 consecutive trading days before a conversion date is below $0.3432 per share. In such a case, upon notice of conversion, we have the option of paying cash equal to 120% of the principal amount being converted or issuing shares of our common stock based on a conversion price equal to 95%, for debentures issued on July 14, 2003, 93%, for debentures issued on April 23, 2004, or 90% for debentures issued on November 12, 2004, of the average of the lowest three closing prices during such 20 day period. If we choose to pay cash, the conversion price of the convertible debentures will not be adjusted.

       We have the right, at our discretion, to redeem the entire principal amount of the debenture outstanding at a cash price equal to 120% of the principal amount outstanding. We may only exercise this redemption right if:

       o we have provided 10 trading days prior written notice to the holders of the outstanding convertible debentures;

       o the closing bid price of our common stock has been greater than $0.572 per share for the 20 trading days before we give notice to exercise this right;

       o      we have honored all conversions;

       o there is an effective registration statement pursuant to which the holders of the convertible debentures and Series R, S and T common stock purchase warrants are able to resell their shares of common stock issuable upon conversion and exercise;

       o our common stock is quoted on the OTC Bulletin Board or another trading exchange or market;

       o all liquidated damages and other amounts owing in respect of the debentures have been paid or will be paid in cash;

       o we have a sufficient number of authorized but unissued shares of our common stock to issue upon conversion of the convertible debentures and exercise of the Series T common stock purchase warrants; and

       o      we are not in default under the convertible debentures.

Anti-takeover effect of Nevada law

       As a Nevada corporation, we are subject to the General Corporation Law of the State of Nevada, including Section 78.438. In general, Section 78.438 restricts the ability of a public Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder.

       An interested stockholder includes any person who is the beneficial owner, directly or indirectly, of at least 10% of the voting power of the outstanding voting shares or is an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of at least 10% of the voting power of the then outstanding shares. An interested stockholder may engage in a combination with the corporation if the board of directors approves the combination or the purchase of shares made by the interested stockholder on or before the date the interested stockholder acquired the shares.

       Since our articles of incorporation do not contain a provision expressly electing not to be governed by Section 78.438, it applies to us. As a result, potential acquirors may be discouraged from attempting to acquire us. This may have the effect of depriving our stockholders of acquisition opportunities to sell or otherwise dispose of our stock at above-market prices typical of such acquisitions.

       We are also subject to Sections 78.378 and 78.379 of the Nevada General Corporation Law. Generally, these sections prohibit any acquisition of a controlling interest in an issuing corporation unless the acquiror obtains the approval of the issuing corporation's stockholders. This statute only applies to a Nevada corporation with at least 200 stockholders of record, at least 100 of whom are Nevada residents, and does business directly or indirectly in Nevada. Currently, we do not believe that we do business in Nevada within the meaning of this statute; however, as the market for our product expands, we may do business in Nevada.

       A "controlling interest" is an interest that enables the acquiring person, directly or indirectly and individually or in association with others, to exercise: at least one-fifth but less than one-third, or at least one-third but less than a majority, or a majority or more, of all the voting power of the corporation in the election of directors. Once the acquiror crosses one of these thresholds, the shares acquired during the 90 days preceding this date are "control shares" which are deprived of the right to vote until a majority of the voting power of the corporation restore the right.

       A special stockholders' meeting may be called at the request of an acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees in writing to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or by-laws, call certain of the acquiror's shares for redemption.

       Our articles of incorporation and by-laws do not currently permit us to call an acquiror's shares for redemption under these circumstances. This statute also provides that, if the stockholders restore full voting rights to a holder of control shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the control shares may demand payment of the "fair value" of their shares, which is a value not less than the highest price per share paid by the acquiring person in an acquisition.

       The provisions described above, together with the ability of the board of directors to issue preferred stock may have the effect of delaying or deterring a change in control of our company or a change in our management.

                                  LEGAL MATTERS

       Foley Hoag LLP of 155 Seaport Boulevard, Boston, Massachusetts 02210 has advised us about the legality and validity of the shares. We know of no members of Foley Hoag who are beneficial owners of our common stock or preferred stock.

                                     EXPERTS

       Wolf & Company, P.C., our registered independent public accounting firm, have audited our financial statements included in our Annual Report on Form 10-KSB for the years ended December 31, 2004 and December 31, 2003, as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Wolf & Company's report, given on its authority as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

       Our articles of incorporation and by-laws provide that we may indemnify our directors and officers, to the fullest extent permitted under Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

       A copy of our annual report on Form 10-KSB for the year ended December 31, 2004, and a copy of our quarterly report on Form 10-QSB for the quarter ended March 31, 2005, accompany this prospectus.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:  Other Expenses of Issuance and Distribution

       The following table sets forth the estimated expenses in connection with the sale of the shares being registered hereby:

                           SEC registration fee                             $195
                           Printing and engraving                            N/A
                           Accountants' fees and expenses *               $5,000
                           Legal fees *                                  $14,000
                           Miscellaneous *                                  $805
                                                                        --------

                                    Total *                              $20,000
                           ------------------
                           *Indicates estimate

Item 15:  Indemnification of Directors and Officers

       Article VI of our by-laws provides that, "Every Director, officer, employee and agent of the Company, and every person serving at the Company's request as a director, officer (or in a position functionally equivalent to that of officer or director), employee or agent of another corporation, partnership, joint venture, trust or other entity, shall be indemnified to the extent and in the manner provided by the Company's Charter, as it may be amended, and in the absence of any such provision therein, in accordance with Nevada law."

       Section 78.7502 of Nevada General Corporation Law ("Nevada Corporation Law") and Article Ninth of our articles of incorporation provide that:

       1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

       2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

       Article Ninth of our articles of incorporation provide that any indemnification pursuant to subsections 1 and 2 above (unless ordered by a court) will be paid by us unless a determination is made:

       o by a disinterested majority of our board of director who were not parties to such action, suit or proceeding; or

       o if such disinterested majority of our board of directors so directs or cannot be obtained, by independent legal counsel in a written opinion; or

       o by our stockholders, that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in subsections 1 and 2 above.

       Section 78.751 of Nevada Corporation Law provides, that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced pursuant to subsection 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

       o      By the stockholders;

       o By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

       o If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

       o If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

       However, pursuant to article ninth of our articles of incorporation, we are not obligated to provide indemnification:

       o To indemnify or advance expenses to any person with respect to proceedings brought to establish or enforce a right to indemnification under our articles of incorporation or any other statue or law or otherwise as required under Nevada Corporation Law, but such indemnification or advancement of expenses may be provided by us in specific cases if our board of directors find it appropriate;

       o To indemnify any person for any expenses incurred by him or her with respect to any proceeding instituted by him or her to enforce or interpret our articles of incorporation, if a court of competent jurisdiction determines that each of the material assertions made by him or her in such proceeding was not made in good faith or was frivolous;

       o To indemnify any person for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to him or her by an insurance carrier under a policy of our officers' and directors' liability insurance; or

       o To indemnify any person for expenses or the payment of profits arising from the purchase and sale by him or her of securities in violation of Section 16(b) of the Securities Exchange act of 1934, as amended, or any similar or successor statute.

       Furthermore, article ninth of our articles of incorporation prohibit us from indemnifying any person who is adjudged liable for:

       o Brach of duty to us or our stockholders that resulted in personal enrichment to which he was not legally entitled;

       o      Intentional fraud or dishonesty or illegal conduct; or

       o For any other cause prohibited by applicable state or federal law, unless a court determines otherwise.

       Nevada Corporation Law and article ninth of articles of incorporation provide that the indemnification and advancement of expenses authorized or ordered by a court pursuant to this section:

       o Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any by-law, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses made pursuant to subsection 2 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

       o Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

       In accordance with the provisions of Section 78.752 of Nevada Corporation Law and Article Ninth of our articles of incorporation, we purchased and maintain insurance coverage on certain liabilities of its directors and officers.

Item 16:  Exhibits

Number               Description
----------           ------------
    4.1 *            Form of Convertible Debenture dated November 12, 2004
    4.2 **           Form of Convertible Debenture dated April  23, 2004
    5.1              Legal Opinion of Foley Hoag LLP
   10.1 *            Securities Purchase Agreement dated November 12, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.2 *            Registration Rights Agreement dated November 12, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.3 **           Securities Purchase Agreement dated April 23, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.4 **           Registration Rights Agreement dated April 23, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   13.1 ***          Quarterly Report on Form 10-QSB for the quarter ended
                     March 31, 2005
   13.2 ****         Annual Report on Form 10-KSB for the year ended
                     December 31, 2004
   23.1              Consent of Wolf & Company, P.C.
   23.4              Consent of Foley Hoag LLP (included in Exhibit 5.1)
   24.1              Power of Attorney (included in the signature page)
----------------------
* Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004.
** Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2004 and incorporated herein by reference.
*** Filed with the Securities and Exchange Commission on May 13, 2005 and incorporated herein by reference.
**** Filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference.

Item 17:  Undertakings

       The undersigned Registrant hereby undertakes:

       (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) Include any additional or changed material information on the Plan of Distribution.

       (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

       (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on May 31, 2005.

                                  WAVERIDER COMMUNICATIONS INC.

                                  By:  /s/ Charles W. Brown
                                       ---------------------------------------
                                       Charles W. Brown
                                       Chief Executive Officer

                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Charles W. Brown and T. Scott Worthington, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, which they, or either of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes or any of them, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

       Signature                                        Title                                       Date
       ---------                                        -----                                       ----
/s/ Charles W. Brown                       Chief Executive Officer
--------------------
Charles W. Brown                                                                                 May 31, 2005

/s/ T. Scott Worthington                   Vice President and Chief Financial Officer and        May 31, 2005
------------------------                   Chief Accounting Officer and Secretary
T. Scott Worthington

/s/ Robert Francis                         Chairman and Director
------------------
Robert Francis                                                                                   May 31, 2005

/s/ Gerry Chastelet                        Director                                              May 31, 2005
-------------------
Gerry Chastelet

/s/ Michael Chevalier                      Director                                              May 31, 2005
---------------------
Michael Chevalier

/s/ Donald Gibbs                           Director                                              May 31, 2005
----------------
Donald Gibbs

/s/ Steven Grant                           Director                                              May 31, 2005
----------------
Steven Grant

/s/ Michael J. Milligan                    Director                                              May 31, 2005
-----------------------
Michael J. Milligan

/s/ D. Bruce Sinclair                      Director                                              May 31, 2005
---------------------
D. Bruce Sinclair

                                  EXHIBIT INDEX

Number               Description
----------           ------------
    4.1 *            Form of Convertible Debenture dated November 12, 2004
    4.2 **           Form of Convertible Debenture dated April  23, 2004
    5.1              Legal Opinion of Foley Hoag LLP
   10.1 *            Securities Purchase Agreement dated November 12, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.2 *            Registration Rights Agreement dated November 12, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.3 **           Securities Purchase Agreement dated April 23, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   10.4 **           Registration Rights Agreement dated April 23, 2004,
                     between WaveRider Communications Inc.,
                     Crescent International Ltd. and Palisades Master Fund L.P.
   13.1 ***          Quarterly Report on Form 10-QSB for the quarter ended
                     March 31, 2005
   13.2 ****         Annual Report on Form 10-KSB for the year ended
                     December 31, 2004
   23.1              Consent of Wolf & Company, P.C.
   23.4              Consent of Foley Hoag LLP (included in Exhibit 5.1)
   24.1              Power of Attorney (included in the signature page)
----------------------
* Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004.
** Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2004 and incorporated herein by reference.
*** Filed with the Securities and Exchange Commission on May 13, 2005 and incorporated herein by reference.
**** Filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference.